Exhibit 99.1

CONTINENTAL ENERGY CORPORATION

INTERIM FINANCIAL STATEMENTS

31 MARCH 2015

Expressed in U.S. Dollars

(Unaudited – Prepared by Management)

INTERIM FINANCIAL STATEMENTS

The financial statements included herein are management prepared, unaudited, condensed, interim, consolidated financial statements and are hereinafter referred to as the "Interim Financial Statements". These Interim Financial Statements are filed on SEDAR concurrently with Management's Discussion and Analysis ("MD&A") of the results for the same period, and may be read in conjunction with the MD&A.

NOTICE OF NO AUDITOR REVIEW

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of our Interim Financial Statements, then such statements must be accompanied by a notice indicating that they have not been reviewed by an auditor.

Neither the accompanying Interim Financial Statements as presented herein nor the accompanying MD&A have been reviewed by our auditors. Both the Interim Financial Statements and the MD&A have been prepared by and are the responsibility of the management of Continental Energy Corporation.

Continental Energy Corporation
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS	Note	31 March 2015	30 June 2014
Current		$	$
Cash		62,316	242,436
Receivables		1,951	7,065
Prepaid expenses and deposits		14,468	24,557
Assets held for sale	4	-	565,596
		78,735	839,654
Non-current assets
Property, plant and equipment	6	147,227	5,845
		225,962	845,499
LIABILITIES
Current
Accounts payable and accrued liabilities	9	406,356	398,262
Loans	8	-	750,000
Convertible debt	7	408,670	374,890
Liabilities associated with assets held for sale	4	-	10,296
		815,026	1,533,448
EQUITY (DEFICIENCY)
Share capital	8	16,701,630	16,131,630
Conversion rights reserve	7	92,966	56,966
Share based payment reserve		9,401,487	9,401,487
Foreign currency translation reserve		493	(120)
Deficit		(26,785,309)	(26,073,495)
Equity (deficiency) attributable to:
Shareholders		(588,733)	(483,532)
Non-controlling interests		(331)	(204,417)
		(589,064)	(687,949)
		225,962	845,499

Nature of Operations and Going Concern (Note 1)

ON BEHALF OF THE BOARD:

“Richard L. McAdoo”, Director & CEO

“Robert V. Rudman”, Director & CFO

- See Accompanying Notes -

Continental Energy Corporation
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		For the Three	For the Three	For the Nine	For the Nine
		Months	Months	Months	Months
		Ended	Ended	Ended	Ended
	Note	31 March 2015	31 March 2014	31 March 2015	31 March 2014
NET LOSS FOR THE PERIOD		$	$	$	$
Depreciation	6	731	1,174	2,192	3,525
Interest and bank charges	7	12,000	42,573	73,006	110,225
Management and consulting fees	9	102,994	70,049	243,018	212,429
Office and investor relations		27,199	16,553	108,669	40,034
Professional fees		26,863	15,557	92,009	47,260
Rent, maintenance and utilities		4,316	3,322	16,878	13,428
Share-based payments	8	-	-	-	20,877
Travel and accommodation		4,637	11,428	21,454	23,998
Loss before the undernoted		(178,740)	(160,656)	(557,226)	(471,776)
Other income (expenses)
Interest and foreign exchange		2,318	3,782	3,164	4,475
Loss on disposal of subsidiary	4	-	-	(159,837)	-
Loss for the period from continuing operations		(176,422)	(156,874)	(713,899)	(467,301)
Loss for the period from discontinued operations	4	-	(161,682)	-	(382,254)
Net loss for the period		(176,422)	(318,556)	(713,899)	(849,555)
Net loss for the period attributable to:
Shareholders of the Company		(175,391)	(239,332)	(711,814)	(662,251)
Non-controlling interests		(1,031)	(79,224)	(2,085)	(187,304)

COMPREHENSIVE LOSS FOR THE PERIOD
Net loss for the period		(176,422)	(318,556)	(713,899)	(849,555)
Other Comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		287	(4,936)	38,659	(5,347)
Recycle of translation differences on disposal of subsidiary	4	-	-	(19,209)	-
Comprehensive loss for the period		(176,135)	(323,492)	(694,449)	(854,902)
Net comprehensive loss attributable to:
Shareholders of the Company		(175,205)	(241,849)	(711,201)	(664,978)
Non-controlling interests		(930)	(81,643)	16,752	(189,924)
Loss Per Share – Basic and Diluted		(0.00)	(0.00)	(0.01)	(0.01)
Weighted Average Number of Shares		123,015,381	123,615,381	130,456,987	123,446,038

- See Accompanying Notes -

Continental Energy Corporation
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

CONSOLIDATED STATEMENTS OF CASH FLOW

		For the Nine	For the Nine
		Months	Months
		Ended	Ended
Cash Resources Provided By (Used In)	Note	31 March 2015	31 March 2014
Operating Activities		$	$
Loss for the period		(713,899)	(849,555)
Items not affecting cash
Depreciation	6	2,192	3,525
Interest on convertible debt	7	69,780	104,057
Interest on related party loan		-	834
Equity loss from investment in affiliates	4	-	382,258
Loss on disposal of subsidiary	4	159,837	-
Share-based payments	8	-	20,877
Changes in non-cash working capital
Receivables		5,114	(1,244)
Prepaid expenses and deposits		12,647	(9,596)
Accounts payable and accrued liabilities		(39,049)	(24,673)
		(503,378)	(373,517)
Investing Activities
Consideration received upon disposal of subsidiary	4	200,000	-
Cash contribution to Ruaha Power	5	(10,000)	-
Cash obtained upon acquisition of control of Ruaha Power	5	13,049	-
		203,049	-
Financing Activities
Shares issued – cash	8	120,000	40,000
Proceeds from loans		-	850,000
Repayment of loans		-	(100,000)
Repayment of related party loan		-	(6,561)
		120,000	783,439

Change in Cash		(180,329)	409,922
Effect of exchange rate changes on cash		209	(168)
Cash Position – Beginning of Period		242,436	21,999
Cash Position – End of Period		62,316	431,753

Supplemental cash flow information (Note 10)

- See Accompanying Notes -

Continental Energy Corporation
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)

						Foreign
				Share Based	Conversion	Currency		Non-
				Payment	Rights	Translation		controlling
		Common Share Capital		Reserve	Reserve	Reserve	Deficit	Interest	Total
	Note	Number	Amount $	$	$	$	$	$	$
Balance on 30 June 2013		122,815,381	16,100,792	9,353,635	10,966	-	(25,286,872)	(51,435)	127,086
Private placements – cash	8	800,000	30,838	9,162	-	-	-	-	40,000
Convertible debt amendments	7	-	-	17,813	46,000	-	-	-	63,813
Share-based payments	8	-	-	20,877	-	-	-	-	20,877
Foreign currency translation		-	-	-	-	(2,727)	-	(2,620)	(5,347)
Loss for the period		-	-	-	-	-	(662,251)	(187,304)	(849,555)
Balance on 31 March 2014		123,615,381	16,131,630	9,401,487	56,966	(2,727)	(25,949,123)	(241,359)	(603,126)

Balance on 30 June 2014		123,615,381	16,131,630	9,401,487	56,966	(120)	(26,073,495)	(204,417)	(687,949)
Private placements – cash	8	2,400,000	120,000	-	-	-	-	-	120,000
Conversion of loan	8	15,000,000	750,000	-	-	-	-	-	750,000
Convertible debt amendments	7	-	-	-	36,000	-	-	-	36,000
Acquisition of Ruaha Power	5	2,000,000	100,000	-	-	-	-	1,488	101,488
Foreign currency translation		-	-	-	-	19,822	-	18,837	38,659
Disposal of subsidiary	4	(20,000,000)	(400,000)	-	-	(19,209)	-	185,846	(233,363)
Loss for the period		-	-	-	-	-	(711,814)	(2,085)	(713,899)
Balance on 31 March 2015		123,015,381	16,701,630	9,401,487	92,966	493	(26,785,309)	(331)	(589,064)

- See Accompanying Notes -

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 MARCH 2015

1.	Nature of Operations and Going Concern

Continental Energy Corporation (“Continental” or the “Company”) is incorporated under the laws of the Province of British Columbia, Canada. The Company’s registered address and records office is 900-885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

The Company has historically been engaged in the assembly of a portfolio of oil and gas exploration properties. During the fourth fiscal quarter ended 30 June 2014, the Company began diversifying into a broader range of energy providing activities by entering into an early stage consortium focused on developing small scale, distributed hydropower, biomass, and solar energy solutions in underserved rural markets.

These Interim Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has incurred operating losses over the past several fiscal years and has no current source of operating cash flows. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire and develop its projects as well as fund ongoing administration expenses. There are no assurances that sufficient funding will be available.

Management intends to obtain additional funding by issuing common shares in private placements. There can be no assurance that management’s future financing actions will be successful. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures.

These uncertainties indicate the existence of material uncertainty that cast significant doubt on the Company’s ability to continue as a going concern in the future. If the going concern assumption were not appropriate for these Interim Financial Statements, liquidation accounting would apply and adjustments would be necessary to the carrying values and classification of assets, liabilities, the reported income and expenses, and such adjustments could be material.

2.	Basis of Preparation

These Interim Financial Statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, and are based on the principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations thereof made by the International Financial Reporting Interpretations Committee.

These Interim Financial Statements should be read in conjunction with the audited consolidated financial statements for the last fiscal year ended 30 June 2014, which were also prepared in accordance with IFRS.

The Company’s Board of Directors has delegated the responsibility and authority for approving quarterly financial statements and MD&A to its Audit Committee. The Audit Committee approved these Interim Financial Statements on 12 May 2015.

These Interim Financial Statements have been prepared on a historical cost basis and presented in United States (“US”) dollars, the functional currency of the Company, except when otherwise indicated.

3.	Significant Accounting Estimates and Judgments

The preparation of these Interim Financial Statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgments, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgments, estimates and assumptions are accounted for prospectively.

In preparing these Interim Financial Statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited consolidated financial statements for the last fiscal year ended 30 June 2014.

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 MARCH 2015

4.	Disposal of Subsidiary

On 4 June 2013, the Company acquired 51% of the shares of Visionaire Energy AS (“Visionaire Energy”), a privately held Norwegian holding company by issuing 20,000,000 of its common shares at a value of $900,000 to Visionaire Invest AS (the “Vendor”). Visionaire Energy is an inactive, holding entity with its principal assets being its shareholdings in two separate, privately owned, offshore oil and gas service providers both based in Bergen, Norway. Visionaire Energy owns a 49% equity interest in VTT Maritime AS (“VTT”) and a 41% equity interest in RADA Engineering and Consulting AS (“RADA”). Visionaire Energy exerts significant influence over both VTT and RADA, and accounts for them using the equity method.

Pursuant to a sales and purchase agreement dated 15 September 2014, with an effective date of 30 June 2014, the Company reached an agreement with the Vendor to sell its 51% interest in Visionaire Energy for $200,000 cash and the return of 20,000,000 common shares of the Company. The operations of Visionaire Energy were therefore classified as discontinued operations held for sale in the Company’s consolidated financial statements dated 30 June 2014.

The major classes of assets and liabilities of Visionaire Energy classified as held for sale were as follows:

30 June 2014
$
Cash	6,528
Investment in VTT and RADA	559,068
Assets held for sale	565,596

Accounts payable	10,296
Liabilities associated with assets held for sale	10,296

The agreement was subject to the approval of the shareholders which was obtained at the Company’s annual meeting held on 5 December 2014, the effective date of disposal of Visionaire Energy.

Based on the book value of the net assets disposed of on 5 December 2014, the related sales proceeds and the effect of recycling of foreign exchange, the loss on disposal of Visionaire Energy was calculated to be $159,837, as summarized below:

5 December 2014
$
Cash	$5,611
Investment in VTT and RADA	596,439
Accounts Payable	(8,850)
Non-controlling interest	185,846
Total net assets	779,046

Consideration – Cash	200,000
Consideration – Common shares of Continental	400,000
Total consideration	600,000

Loss on disposal before recycling of foreign exchange	179,046
Recycling of foreign exchange	(19,209)
Loss on disposal of Visionaire Energy	$159,837

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 MARCH 2015

The discontinued results of Visionaire Energy during fiscal 2014 are presented below. Visionaire Energy did not have any transactions during the current fiscal year.

	For the Three	For the Nine
	Months	Months
	Ended	Ended
	31 March 2014	31 March 2014
	$	$
Interest Income	-	(4)
Equity loss from investment in associates	161,682	382,258
Loss from discontinued operations	161,682	382,254
Attributable to non-controlling interest	(79,224)	(187,304)
Attributable to the shareholders of the Company	82,458	194,950

Visionaire Energy incurred a foreign exchange gain on its cash balance held in Norwegian Kroner of $917 during the period until the disposal of the subsidiary on 5 December 2014 (nine months ended 31 March 2014 – loss of $168). Also during the nine months ended 31 March 2014, Visionaire Energy received $4 in interest on its cash balance. There were no other transactions impacting the operating, investing and financing cash flows of Visionaire Energy. The operations of Visionaire Energy also did not have any significant impact on the loss per share for the periods presented.

5.	Acquisition in Ruaha River Power Company Ltd. (“Ruaha Power)

On 30 April 2014, during the last fiscal year ended 30 June 2014, the Company received 4,250,000 new-issue, fully paid-up, ordinary shares of Ruaha Power representing a 42.5% shareholding interest. Ruaha Power is a renewable energy power developer, incorporated and based in Dar es Salaam, Tanzania. It develops small and mid-sized power projects with the intent of acting as an independent power producer and distribution networks or “Mini” operator of off-grid isolated mini-grids. The Company was one of four founding shareholders of Ruaha Power. A privately owned Tanzanian company, Kitonga Electric Power Company (“Kitonga”) was issued a 15% stake in Ruaha Power. A privately owned American company, Pan African Management and Development Company, Inc. (“Panafra”) and its Tanzanian affiliate, Kastan Mining PLC (“Kastan”) were issued 30.0% and 12.5% respectively.

The Company earned its shares of Ruaha Power by incurring certain costs in enabling its management to do work and provide substantial assistance attributable to the creation and preparation of Ruaha Power’s business plans prior to the shares issue date. The Company did not capitalize any amount for the work done in consideration of the issue of shares at the 30 June 2014 fiscal year end because Ruaha Power at that time had no assets and had not yet commenced business operations.

Effective from 11 October 2014, the four founding shareholders of Ruaha Power entered into an agreement which terminated the original shareholder agreement. Pursuant to the termination agreement, Kitonga and Kastan withdrew as shareholders and returned their shares to Ruaha Power and Panafra. Continental and Panafra entered into a new agreement to reorganize and redistribute rights and shares of Ruaha Power on 29 October 2014; and the Company issued 2,000,000 of its common shares to Panafra and increased its shareholding in Ruaha Power from 42.5% to 65% thereby obtaining control over its operations. This acquisition of a 65% majority shareholding interest in Ruaha Power is considered to be an acquisition of a group of assets for accounting purposes as the construction of the Malolo Mini-Grid, the main asset of the entity, was in a very early stage, and Ruaha Power did not qualify as a business, as defined in IFRS 3, Business Combinations.

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 MARCH 2015

The purchase price and the net assets of Ruaha Power as of the date of acquisition are described below:

29 October 2014
$
2,000,000 common shares of Continental at $0.05	100,000
Cash advance to Ruaha Power during the period	10,000
Total purchase price	110,000

Cash	13,049
Prepaid expenses and deposits	2,562
Equipment (Note 6)	4,428
Malolo Mini-Grid (Note 6)	115,140
Accounts payable and accrued liabilities	(23,691)
Non-controlling interest	(1,488)
Net assets acquired	110,000

The Company elected to measure the non-controlling interest at a 35% proportionate share of Ruaha Power’s identifiable assets.

From the date of acquisition, Ruaha Power added a total of $3,872 in additional loss to the Company, net of allocation to non-controlling interest of $2,085.

On 15 August 2014, Ruaha Power entered into a joint venture agreement with Husk Power Systems Ltd. (“Husk Power”) for power generation at the Malolo Mini-Grid (the “Joint Venture”). As a portion of its contribution to the Joint Venture, Husk Power supplied a biomass gasifier power plant (the “Husk Plant”) at an agreed, deemed value of $60,000. The Husk Plant is to be used as the first embedded generator in the Malolo Mini-Grid. Ruaha Power undertook to construct the distribution network portion of the Malolo Mini-Grid as its portion of the Joint Venture. Once power sales commence, the Joint Venture parties have agreed to share, on an equal basis, the portion of the Malolo Mini-Grid net income after operating expenses that are attributable and limited to the power generated by the Husk Plant.

The Joint Venture was designed to allow Ruaha Power the rights to use the Husk Plant only. Ruaha Power maintains control over the Joint Venture’s operations. The Company’s contribution for construction of the Malolo Mini-Grid is capitalized within property, plant and equipment (Note 6). The payment to Husk Power, as dependent on future income, cannot be determined until the power sales commence. The Company will charge such payments as expenses in the periods in which they are incurred.

6.	Property, Plant and Equipment

	Computer	Automobile
	Equipment	and	Malolo
	and Software	Equipment	Mini-Grid	Total
	$	$	$	$
Balance as at 30 June 2014	4,521	1,324	-	5,845
Carrying value of asset of Ruaha Power upon acquisition	-	4,428	7,904	12,332
Excess of fair value of consideration over net assets of Ruaha Power	-	-	107,236	107,236
Additions	-	7,000	16,272	23,272
Depreciation	(1,695)	(496)	-	(2,192)
Impact of foreign exchange	-	652	82	734
Balance as at 31 March 2015	2,826	12,908	131,494	147,227

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 MARCH 2015

7.	Convertible Debt

Total
$
Balance on 30 June 2013	311,171
Interest	127,532
Conversion rights - amendments	(46,000)
Additional consideration warrants - amendment	(17,813)

Balance on 30 June 2014	374,890
Interest	69,780
Conversion rights - amendments	(36,000)

Balance on 31 March 2015	408,670

On 21 September 2011, the Company issued a convertible promissory note for proceeds of $250,000. As additional consideration, the Company also issued 1,562,500 warrants (“the additional consideration warrants”) to the note holder.

The Company has since entered into multiple arrangements with the note holder for amendment of the terms of the convertible promissory note and the additional consideration warrants. The series of modifications caused additional value to the note holder and up until 30 June 2014, the Company recognized share based payments reserve and conversion rights reserve of $34,532 and $48,000, respectively (2013 – $16,719 and $2,000; 2014 - $17,813 and $46,000). As at 30 June 2014, the promissory note earned interest at 18% per annum, had maturity date of 30 April 2014, and could be converted to the common shares of the Company at $0.05 per share. The additional consideration warrants are exercisable at $0.05 per common share and expire on 31 December 2015.

On 28 July 2014, the Company reached an agreement with the note holder to extend the maturity date of the promissory note to 30 September 2014 without any additional consideration. This amendment resulted in an incremental value of $36,000.

The convertible promissory note is in default as of the date of these Interim Financial Statements.

The incremental value of the conversion rights of the note and the additional consideration warrants were calculated using the Black-Scholes model with the following assumptions:

		Additional
	Conversion	Consideration
Fiscal 2014	Rights	Warrants
Expected dividend yield	Nil	Nil
Expected stock price volatility	86%	86%
Risk-free interest rate	0.05%	0.30%
Expected life (years)	0.09 – 0.14	1.27 – 1.76

		Additional
	Conversion	Consideration
Fiscal 2015	Rights	Warrants
Expected dividend yield	Nil	-
Expected stock price volatility	87%	-
Risk-free interest rate	0.04%	-
Expected life (years)	0.18	-

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 MARCH 2015

8.	Share Capital

Authorized Share Capital

500,000,000 common shares without par value and without special rights or restrictions attached.
500,000,000 preferred shares without par value and without special rights or restrictions attached.

Shares issued

Period ended 31 March 2015

On 4 August 2014, the Company completed a private placement consisting of 2,400,000 common shares at a price of $0.05 per share for total proceeds of $120,000.

On 22 August 2014, $750,000 loan, previously obtained on 3 March 2014, was converted into 15,000,000 common shares of the Company at a price of $0.05 per share.

On 29 October 2014, the Company issued 2,000,000 common shares at fair value of $100,000 for acquisition of Ruaha Power (Note 5).

On 5 December 2014, Visionaire Invest AS returned 20,000,000 common shares of the Company, with fair value of $400,000, for cancellation pursuant to the sale of the Company’s 51% interest in Visionaire Energy (Note 4).

Year ended 30 June 2014

On 25 July 2013, a private placement was completed for 500,000 units for total proceeds of $25,000. Each unit consists of one common share of the Company and one-half share purchase warrant. Each warrant has a term of three years and an exercise price of $0.10 per share. The Company allocated $19,623 to common shares and $5,377 to the share purchase warrants based on management’s estimate of relative fair values.

On 21 October 2013, a private placement was completed for 300,000 units for total proceeds of $15,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant has a term of three years and an exercise price of $0.10 per share. The Company allocated $11,215 to common shares and $3,785 to the share purchase warrants based on management’s estimate of relative fair values.

Stock options

The Company has an approved incentive stock option plan under which the Board of Directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the board. Options vest on the grant date unless otherwise determined by the board. The aggregate number of common shares which may be reserved as outstanding options shall not exceed 25,000,000, and the maximum number of options held by any one individual at any one time shall not exceed 7.5% of the total number of the Company's issued and outstanding common shares and 15% of same for all related parties (officers, directors, and insiders) as a group.

A reconciliation of the Company’s stock options outstanding on 31 March 2015 and 30 June 2014 is as follows:

		Weighted Average
	Number of	Exercise Price
	Warrants	$ per Share
Outstanding on 30 June 2013 and 2014	15,800,000	0.05
Expired	(8,000,000)	0.05

Outstanding on 31 March 2015	7,800,000	0.05

Period ended 31 March 2015

On 31 March 2015, 8,000,000 stock options exercisable at $0.05 per share expired without being exercised.

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 MARCH 2015

A summary of the Company’s options outstanding on 31 March 2015 and on 30 June 2014 is as follows:

Options	Options	Exercise	Expiry
Outstanding	Exercisable	Price	Date

7,800,000	7,800,000	$0.05	31 December 2015

Warrants

A reconciliation of the Company’s warrants outstanding on 31 March 2015 and on 30 June 2014 is as follows:

		Weighted Average
	Number of	Exercise Price
	Warrants	$ per Share
Outstanding on 30 June 2013	11,555,500	0.06
Issued	2,550,000	0.06
Expired	(2,643,000)	0.05
Outstanding on 30 June 2014	11,462,500	0.05
Expired	(2,000,000)	0.05
Outstanding on 31 March 2015	9,462,500	0.05

Period ended 31 March 2015

On 5 January 2015, the terms of 2,600,000 and 375,000 outstanding share purchase warrants expiring on 7 January 2015 and 15 January 2015, respectively, were extended to expire on 7 January 2016 and 15 January 2016. The exercise price of these warrants remained at $0.05 per share. As these warrants were originally issued to investors in a private placement, no amount was recognized for the incremental increase in their fair value.

Year ended 30 June 2014

On 25 July 2013, a total of 250,000 share purchase warrants were issued in conjunction with the Company’s private placement, with an exercise price of $0.10 and a term expiring in three years from the date of issue. The total value of the warrants was $13,700 which was utilized to allocate $5,377 of the total proceeds of $25,000 to share based payments reserve.

On 1 October 2013, the Company issued a total of 2,000,000 share purchase warrants as total compensation to two arm’s length parties in exchange for investor relations and other financial services to the Company. Each warrant had a term of one year and an exercise price of $0.05 per common share. The Company calculated the value of these warrants to be $20,877 which was charged to the statement of loss and comprehensive loss as share-based payments during the year ended 30 June 2014. These warrants expired unexercised on 30 September 2014.

On 21 October 2013, a total of 300,000 warrants were issued in conjunction with the Company’s private placement, with an exercise price of $0.10 and a term expiring in three years from the date of the grant. The total value of the warrants was $4,050 which was utilized to allocate $3,785 of the total proceeds of $15,000 to share based payments reserve.

The fair value of the warrants issued was estimated using the Black-Scholes option pricing model, with the following assumptions:

	Period Ended	Year Ended
	31 March 2015	30 June 2014
Expected dividend yield	-	Nil
Expected stock price volatility	-	86%
Risk-free interest rate	-	0.21%
Expected life of warrants (years)	-	1.43

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 MARCH 2015

A summary of the Company’s warrants outstanding on 31 March 2015 is as follows:

Number of Shares	Price Per Share	Expiry Date

250,000	$0.05	31 December 2015
1,562,500	$0.05	31 December 2015
3,975,000	$0.05	31 December 2015
2,600,000	$0.05	7 January 2016
375,000	$0.05	15 January 2016
150,000	$0.10	28 June 2016
250,000	$0.10	25 July 2016
300,000	$0.10	23 October 2016
9,462,500

9.	Related Party Transactions

As at 31 March 2015, $298,685 (30 June 2014 - $297,000) was payable to officers of the Company for management, consulting fees and short-term employee benefits. These amounts are included in accounts payable and are unsecured, non-interest bearing with no specific terms for repayment.

During the three and nine months ended 31 March 2015, the Company paid or accrued management, consulting fees and short-term employee benefits to officers of the Company in the amount of $99,185 and $234,185, respectively (2013 - $67,500 and $202,500, respectively).

10.	Supplemental cash flow information

Non-Cash Investing and Financing Activities for the		31 March 2015	31 March 2014
Nine Months Ended	Note	$	$
Conversion option and additional consideration warrants amendment	7	(36,000)	(63,813)
Share consideration for acquisition of Ruaha Power	5	(100,000)	-
Cancellation of shares upon disposal of subsidiary	4	(400,000)	-
Property, plant and equipment financed through accounts payable	6	(23,272)	-
Loan converted to common shares of the Company	8	(750,000)	-

11.	Segmented Information

The Company operates in one segment, being the business sector of acquiring participating interests in oil, gas, and alternative energy projects, producers, and related service providers doing business outside of North America. The Company’s non-current assets are segmented on a geographical basis as follows:

	31 March 2015	30 June 2014
Geographic Segment	$	$
Africa	143,574	-
Southeast Asia	3,653	5,845
Total Non-Current Assets	147,227	5,845